SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blue World Acquisition Corporation
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1263E102**
(CUSIP Number)

May 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Represents the CINS number for the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1263E102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 405,779
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 405,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G1263E102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 405,779
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 405,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G1263E102	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer.

Blue World Acquisition Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

244 Fifth Avenue, Suite B-88 New York, NY 10001

Item 2(a).	Name of Person Filing.

This statement is filed by: (i) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to shares of Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer held by Cubist Core Investments, LLC, an investment fund it manages (“Cubist Core Investments”); and (ii) Steven A. Cohen (“Mr. Cohen”) with respect to shares of Class A Ordinary Shares beneficially owned by Cubist Systematic Strategies.

Cubist Systematic Strategies and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of (i) Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001.

Item 2(c).	Place of Organization.

Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number.

G1263E102

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

Not applicable

CUSIP No. G1263E102	13G	Page 5 of 6 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on May 3, 2023.

Cubist Systematic Strategies and Mr. Cohen own directly no shares of Class A Ordinary Shares. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by Cubist Core Investments. Mr. Cohen controls Cubist Systematic Strategies. The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Ordinary Shares reported herein.

The percentages set forth herein are calculated based upon 7,051,711 shares of Class A Ordinary Shares outstanding, which is the difference obtained by subtracting (i) 2,612,769 shares of Class A Ordinary Shares that were rendered for redemption disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 3, 2023, from (ii) the 9,664,480 shares of Class A Ordinary Shares outstanding as of April 5, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Cubist Core Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G1263E102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2023
CUBIST SYSTEMATIC STRATEGIES, LLC

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person